UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-173278

Ameriana 401(k) Plan

(Exact name of registrant as specified in its charter)

2118 Bundy Avenue

New Castle, Indiana 47263-1048

(765) 529-2230

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*	As a result of the merger of Ameriana Bancorp with and into First Merchants Corporation, the Ameriana 401(k) Plan (the “Plan”) is no longer open to new investment. Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed to suspend the Plan’s duty to file reports under Section 15(d) of the Exchange Act, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ameriana 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 8, 2016	Ameriana 401(k) Plan
	By:	First Merchants Corporation (as successor by merger to Ameriana Bancorp), its Administrator

	By:	/s/ Mark K. Hardwick
Mark K. Hardwick, Executive Vice President and Chief Financial Officer